

September 16, 2014

<u>Via E-Mail</u>
Jonathan New
Chief Executive Officer
Net Element International, Inc.
3363 NE 163rd St., Suite 705
Miami, Florida, 33130

> **Re:** **Net Element International, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-3**
> **Filed August 29, 2014**
> **File No. 333-186621**

Dear Mr. New:

  We have reviewed your amended registration statement and have the following comment.

<u>Selling Security Holders, page 9</u>

1. Your amended registration statement seeks to register for resale approximately 10 million shares of additional common stock. Expand your disclosure to briefly describe the circumstances and transactions under which the selling shareholders acquired such shares.

  Please contact Ivan Griswold, Staff Attorney, at (202) 551-3853 or in his absence, me at (202) 551-3462 with any questions.

> Sincerely,
>
> /s/ Mark P. Shuman
>
> Mark P. Shuman
> Branch Chief - Legal

cc: <u>Via E-Mail</u>
  Serge Pavluk, Esq.
  Snell & Wilmer, Esq.